0066840.09

           As filed with the Securities and Exchange Commission
                           on February 1, 1996

------------------------------------------------------------------------------

                                              Registration No. ____________

------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

  [  ] Pre-Effective Amendment No.      [  ] Post-Effective Amendment No.

                       Warburg, Pincus Balanced Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (212) 878-0600

                              466 Lexington Avenue
                          New York, New York 10017-3147
               (Address of Principal Executive Offices) (Zip code)

                               Mr. Eugene P. Grace
                       Warburg, Pincus Balanced Fund, Inc.
                              466 Lexington Avenue
                          New York, New York 10017-3147
                     (Name and Address of Agent for Service)

                                   copies to:

      Rose F. DiMartino, Esq.                     John N. Ake, Esq.
      Willkie Farr & Gallagher            Ballard Spahr Andrews & Ingersoll
        One Citicorp Center                       1735 Market Street
        153 East 53rd Street                    Philadelphia, PA 19101
         New York, NY 10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended August 31, 1996 will be timely filed with the Securities and Exchange Commission.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       WARBURG, PINCUS BALANCED FUND, INC.

                                   CONTENTS OF
                             REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

         Front Cover

         Contents Page

         Cross Reference Sheet

         Letter to Shareholders

         Notice of Special Meeting

         Part A - Prospectus/Proxy Statement

         Part B - Statement of Additional Information

         Part C - Other Information

         Signature Page

         Exhibits

                       Warburg, Pincus Balanced Fund, Inc.

                         FORM N-14 CROSS REFERENCE SHEET
                             Pursuant to Rule 481(a)


                                                              Prospectus/Proxy
Part A Item No. and Caption                                   Statement Caption
---------------------------                                   -----------------
Item 1.       Beginning of Registration Statement             Cover Page; Cross Reference Sheet
              and Outside Front Cover Page of
              Prospectus

Item 2.       Beginning and Outside Back Cover Page           Table of Contents
              of Prospectus

Item 3.       Fee Table, Synopsis Information, and            Fee Table; Summary; Risk Factors; Comparison of
              Risk Factors                                    Investment Objectives and Policies

Item 4.       Information About the Transaction               Summary; Reasons for the Reorganization; Information
                                                              About the Reorganization; Information on
                                                              Shareholders' Rights;  Voting Information; Exhibit A
                                                              (Plan of Reorganization)

Item 5.       Information About the Registrant                Cover Page; Summary; Information About the
                                                              Reorganization; Comparison of Investment Objectives
                                                              and Policies; Information on Shareholders' Rights;
                                                              Management of the Funds; Prospectus of Registrant
                                                              Fund dated March   , 1996; Prospectus of Registrant
                                                                               --
                                                              Fund Advisor Shares dated March __, 1996
Item 6.       Information About the Company Being             Summary; Information About the Reorganization;
              Acquired                                        Comparison of Investment Objectives and Policies;
                                                              Information on Shareholders' Rights; Additional
                                                              Information About Warburg Funds

Item 7.       Voting Information                              Summary; Information About the Reorganization;
                                                              Information on Shareholders' Rights; Voting
                                                              Information


                                                              Prospectus/Proxy
Part A Item No. and Caption                                   Statement Caption
---------------------------                                   -----------------


Item 8.       Interest of Certain Persons and Experts         Financial Statements and Experts; Legal Matters

Item 9.       Additional Information Required for             Not Applicable
              Reoffering By Persons Deemed to be
              Underwriters

                                                              Statement of Additional
Part B Item No. and Caption                                   Information Caption
---------------------------                                   -----------------------

Item 10.      Cover Page                                      Cover Page

Item 11.      Table of Contents                               Cover Page

Item 12.      Additional Information About the                Cover Page; Statement of Additional Information of
              Registrant                                      Registrant dated March   , 1996

Item 13.      Additional Information About the                Statements of Additional Information of the Existing
              Company Being Acquired                          Warburg Funds dated December 29, 1995; Statement of
                                                              Additional Information of the Existing Warburg Fund
                                                              Advisor Shares dated December 29, 1995

Item 14.      Financial Statements                            Annual Reports of Existing Warburg Funds
                                                              for   the fiscal year ended August  31,
                                                              1995; Annual Report  of Existing Warburg
                                                              Funds Advisor Shares for the fiscal year
                                                              ended August 31, 1995

Part C Item No. and Caption                                   Other Information Caption
---------------------------                                   -------------------------

Item 15.      Indemnification                                 Incorporated by reference to Part A caption
                                                              "Information on Shareholders' Rights -- Liability of
                                                              Directors."

Item 16.      Exhibits                                        Exhibits

Item 17.      Undertakings                                    Undertakings


                        [The RBB Fund, Inc. Letterhead]

                      WARBURG PINCUS GROWTH & INCOME FUND
                         WARBURG PINCUS BALANCED FUND
                         WARBURG PINCUS TAX FREE FUND


                            Your Vote is Important



Dear Shareholder:

The Board of Directors of The RBB Fund, Inc. (the "RBB Fund") has recently reviewed and unanimously endorsed proposals for the reorganization of three of its investment series -- Warburg Pincus Growth & Income Fund, Warburg Pincus Balanced Fund and Warburg Pincus Tax Free Fund (each, an "Existing Warburg Fund" and collectively, the "Existing Warburg Funds"). Under the terms of the proposals, each of three newly-formed investment companies -- Warburg, Pincus Growth & Income Fund, Inc., Warburg, Pincus Balanced Fund, Inc. and Warburg, Pincus Tax Free Fund, Inc. (each, a "New Warburg Fund", and collectively, the "New Warburg Funds") -- would acquire all or substantially all of the assets and liabilities of the Existing Warburg Fund with a similar name. We are pleased to invite you to attend a special meeting (the "Meeting") of the shareholders of each Existing Warburg Fund to
consider the approval of a Plan of  Reorganization (the "Plan")   pursuant  to
which  the   reorganization   of  your  Fund  (the "Reorganization") would be
effected.

Your Board of Directors and Warburg, Pincus Counsellors, Inc. ("Warburg"), each Fund's investment adviser, believe that the Reorganization is in the best interests of each Existing Warburg Fund and its shareholders. It will integrate the Existing Warburg Funds fully into the Warburg Pincus Funds family, thereby, among other things, reducing confusion in the marketplace and reducing the possibility of inconsistencies in
operations,   and  may  generate  economic efficiencies as well.

The Reorganization will not result in any changes to the investment philosophy or operations of your Fund, since each New Warburg Fund has the same investment objective and substantially similar investment policies as the corresponding Existing Warburg Fund. Each New Warburg Fund will have the same investment adviser, administrators, custodian and transfer agent as the corresponding Existing Warburg Fund. In addition, Counsellors Securities Inc. (each Fund's distributor) and PFPC Inc. (each Fund's co-administrator) (or their affiliates), have agreed to waive fees and reimburse expenses for the one-year period following the closing of the Reorganization (the "Closing Date") to the extent necessary for the net expense ratio of each New Warburg Fund to be no higher than that of the corresponding Existing Warburg Fund on the Closing Date.

If shareholders of an Existing Warburg Fund approve the Plan, upon consummation of the Reorganization of that Fund, the Existing Warburg Fund will be liquidated. You will become a shareholder of the corresponding New Warburg Fund, having received shares of the same class with an aggregate value equal to the aggregate net asset value of your investment in the Existing Warburg Fund at the time of the transaction. No sales charge will be imposed in the transaction. The transactions will, in the opinion of counsel, be free from federal income taxes to you, the Existing Warburg Funds and the
New Warburg  Funds.  Warburg or its affiliates   will  bear  all   expenses
incurred  in   connection   with  each Reorganization.

The Meeting will be held on May 1, 1996 to consider this transaction. We strongly invite your participation by asking you to review, complete and return your proxy promptly. If you own shares of more than one Existing Warburg Fund, a separate proxy card is enclosed for each.

Detailed information about the proposed reorganization is described in the attached combined prospectus/proxy statement. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE REORGANIZATION OF EACH EXISTING WARBURG FUND AND RECOMMENDS THAT YOU VOTE TO APPROVE THE PLAN. On behalf of the Board of Directors, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card(s). A self-addressed, postage-paid envelope has been enclosed for your convenience; if you prefer, you can fax the proxy card to .

If you have any questions regarding the proposed reorganization, please feel free to call Charles Curtis of PFPC Inc., the Funds' co-administrator, at (302) 791-1791, who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                                              Sincerely,




                                                     Chairman of the Board

March   , 1996

                               The RBB Fund, Inc.
                         Bellevue Park Corporate Center
                              400 Bellevue Parkway
                                    Suite 100
                           Wilmington, Delaware 19809

         --------------------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                            To Be Held on May 1, 1996

         --------------------------------------------------------------


                  Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Warburg Pincus Growth & Income Fund, Warburg Pincus Balanced Fund and Warburg Pincus Tax Free Fund, each a series of The RBB Fund, Inc., will be held at the offices of The RBB Fund, Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809 on May 1, 1996, commencing at :00 a.m. for the following purposes:

         1.       To approve or disapprove the Plan of Reorganization dated as
                  of February   , 1996 (the "Plan") providing (i) that each of
                  Warburg Pincus Growth & Income Fund, Warburg Pincus Balanced Fund and Warburg Pincus Tax Free Fund (individually an "Existing Warburg Fund" and together the "Existing Warburg Funds") would be reorganized from a series of The RBB Fund, Inc. (the "RBB Fund") into Warburg, Pincus Growth & Income Fund, Inc., Warburg, Pincus Balanced Fund, Inc. and Warburg, Pincus Tax Free Fund, Inc., respectively (individually a "New Warburg Fund" and together the "New Warburg Funds"),
                  (ii) each Existing Warburg Fund would transfer to the corresponding New Warburg Fund all or substantially all of its assets in exchange for shares of the New Warburg Fund and the assumption of liabilities, (iii) the distribution of such shares of the New Warburg Funds to shareholders of the Existing Warburg Funds in liquidation of the Existing Warburg Funds and (iv) the subsequent termination of the Existing Warburg Funds.

         2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

                  THE BOARD OF DIRECTORS OF THE RBB FUND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF EACH EXISTING WARBURG FUND VOTE TO APPROVE THE PLAN.

                  The Board of Directors of the RBB Fund has fixed the close of business on March 1, 1996 as the record date for the determination of shareholders of the Existing Warburg Funds entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

                  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                  SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO (A) SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, OR (B) FAX THE ENCLOSED PROXY CARD(S) TO [ED ROACH] AT ( )- - , SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO THE RBB FUND, INC. AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.


                                    By Order of the Board of Directors

                                    MORGAN R. JONES
                                    Secretary

March __, 1996


                  YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                      INSTRUCTIONS FOR SIGNING PROXY CARDS


                  The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

         1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

         2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

         3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:


Registration                                                           Valid Signatures
    Corporate Accounts
        (1)     ABC Corp............................................   ABC Corp.
        (2)     ABC Corp............................................   John Doe, Treasurer
        (3)     ABC Corp.
                   c/o John Doe, Treasurer..........................   John Doe
        (4)     ABC Corp. Profit Sharing Plan.......................   John Doe, Trustee

    Trust Accounts
        (1)     ABC Trust...........................................   Jane B. Doe, Trustee
        (2)     Jane B. Doe, Trustee
                   u/t/d 12/28/78...................................   Jane B. Doe

    Custodial or Estate Accounts
        (1)     John B. Smith, Cust.
                   f/b/o John B. Smith, Jr. UGMA....................   John B. Smith
        (2)     John B. Smith.......................................   John B. Smith, Jr., Executor


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

          SUBJECT TO COMPLETION, DATED FEBRUARY 1, 1996
            COMBINED PROSPECTUS/PROXY STATEMENT DATED
                         MARCH   , 1996

                  Acquisition Of The Assets Of

               WARBURG PINCUS GROWTH & INCOME FUND
                  WARBURG PINCUS BALANCED FUND
                  WARBURG PINCUS TAX FREE FUND
                separate investment portfolios of
                       THE RBB FUND, INC.
                      400 Bellevue Parkway
                            Suite 100
                   Wilmington, Delaware 19809
                         (302) 792-2555

                By And In Exchange For Shares Of

           WARBURG, PINCUS GROWTH & INCOME FUND, INC.
               WARBURG, PINCUS BALANCED FUND, INC.
               WARBURG, PINCUS TAX FREE FUND, INC.
                      466 Lexington Avenue
                    New York, New York 10017
                         [1-800-WARBURG]

                  This Combined Prospectus/Proxy Statement is being furnished to shareholders of Warburg Pincus Growth & Income Fund (the "Existing Growth & Income Fund"), Warburg Pincus Balanced Fund (the "Existing Balanced Fund") and Warburg Pincus Tax Free Fund (the "Existing Tax Free Fund," together with the Existing Growth & Income Fund and Existing Balanced Fund, the "Existing Warburg Funds", each an "Existing Warburg Fund"), separate series of The RBB Fund, Inc. (the "RBB Fund"), in connection with proposed plan of reorganization (the "Plan") to be submitted to shareholders of each Existing Warburg Fund for consideration at a Special Meeting of Shareholders to be held on May 1, 1996 at :00 a.m. (the "Meeting"), at the offices of The RBB Fund, Inc. located at 400 Bellevue Parkway, Wilmington, Delaware 19809, or any adjournment or adjournments thereof.

                  Each of Warburg, Pincus Growth & Income Fund, Inc. (the "New Growth & Income Fund"), Warburg, Pincus Balanced Fund, Inc. (the "New Balanced Fund") and Warburg, Pincus Tax Free Fund, Inc. (the "New Tax Free Fund" and, with the New Growth & Income Fund and the New Balanced Fund, the "New Warburg Funds"; each a "New Warburg Fund") is a newly organized registered investment company.

                  The proposed reorganization pursuant to the Plans will not result in any change in the investment philosophy or operations of the

Existing Warburg Funds. The investment objectives and policies of each New Warburg Fund are the same as those of the corresponding Existing Warburg Funds except for minor investment policy differences described under "Comparison of Investment Objectives and Policies" in this Combined Prospectus/Proxy Statement. The investment adviser, administrators, custodian, transfer agent and accountant for each New Warburg Fund are the same as those of the corresponding Existing Warburg Fund.

                  The Plan provides for all or substantially all of the assets of an Existing Warburg Fund to be acquired by the corresponding New Warburg Fund in exchange for shares of the New Warburg Fund and the assumption by such New Warburg Fund of liabilities of the Existing Warburg Fund (as regards each Existing Warburg Fund, hereinafter referred to as the "Reorganization"). (The New Warburg Funds and the Existing
Warburg Funds are sometimes referred to hereinafter as the "Funds" and individually as a "Fund.") Shares of a New Warburg Fund would be distributed to shareholders of the corresponding Existing Warburg Fund in liquidation of the corresponding Existing Warburg Fund and thereafter the Existing Warburg Fund would be terminated. As a result of the proposed Reorganization, each shareholder of an Existing Warburg Fund will receive that number of shares of the corresponding New Warburg Fund having an aggregate net asset value equal to the aggregate value of such shareholder's shares of the Existing Warburg Fund immediately prior to the Reorganization. All expenses of the Reorganization will be borne by Warburg, Pincus Counsellors, Inc. ("Warburg" or the "Adviser"), the investment adviser of each Existing Warburg Fund and each New Warburg Fund. No sales charge will be imposed on the shares of a New Warburg Fund received by the shareholders of the corresponding Existing Warburg Fund. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the New Warburg Funds and the Existing Warburg Funds.

                  This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the New Warburg Funds that a prospective investor should know before voting. This Combined Prospectus/Proxy Statement is expected to first be sent to shareholders on or about March , 1996. A Statement of Additional
  Information dated March , 1996, relating to this Combined Prospectus/Proxy Statement and the Reorganizations, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Combined Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon oral or written request and without charge by writing to the New Warburg Funds at the address listed on the cover page of this Combined Prospectus/Proxy Statement or by calling 1-800-WARBURG.

                  The following documents, which have been filed with the SEC, are incorporated herein in their entirety by reference.

         1. The Prospectus of each class of shares offered by the New Warburg Funds, each dated March , 1996. The New Warburg Fund Prospectus relating to each class of shares of each Existing Warburg Fund held by a shareholder accompanies this Combined Prospectus/Proxy Statement.

         2. The current Prospectuses of the RBB Fund on behalf of each class of Shares of the Existing Warburg Funds, each dated December 29, 1995. These may be obtained without charge by writing to the address on the cover page of this Combined Prospectus/Proxy Statement or by calling 1-800-WARBURG.

         3. The Annual Reports of the Existing Warburg Funds for the fiscal year ended August 31, 1995.

                  Accompanying  this  Combined  Prospectus/Proxy   Statement
as Exhibit A is a copy of the form of Plan of Reorganization (the "Plan") for the proposed Reorganizations.

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  NO PERSON HAS BEEN  AUTHORIZED TO GIVE ANY  INFORMATION  OR
TO MAKE  ANY   REPRESENTATIONS   OTHER  THAN  THOSE   CONTAINED  IN  THIS
COMBINED PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS.

                                TABLE OF CONTENTS


                                                                        PAGE

ADDITIONAL MATERIALS.......................................................5

SUMMARY....................................................................6

RISK FACTORS..............................................................10

REASONS FOR THE  REORGANIZATIONS..........................................10

FEE TABLES................................................................12

INFORMATION ABOUT THE REORGANIZATIONS.....................................17

COMPARISON OF INVESTMENT OBJECTIVES AND
  POLICIES................................................................22

MANAGEMENT OF THE
  FUND....................................................................22

INFORMATION ON SHAREHOLDERS'
  RIGHTS..................................................................23

ADDITIONAL INFORMATION....................................................26

VOTING INFORMATION........................................................26

FINANCIAL STATEMENTS AND
  EXPERTS.................................................................28

LEGAL MATTERS.............................................................28

EXHIBIT A:  FORM OF PLAN OF REORGANIZATION...............................A-1

                          ADDITIONAL MATERIALS

                  The   following   additional   materials,   which   have
been incorporated by reference into the Statement of Additional Information dated March , 1996 relating to this Combined Prospectus/Proxy Statement and the Reorganizations, will be sent to all shareholders of the relevant Existing Warburg Fund requesting a copy of such Statement of Additional Information.

         1.  The Statement of Additional Information of the relevant New
Warburg Fund, dated March   , 1996.

         2. The Statements of Additional Information for each class of Shares of the relevant Existing Warburg Fund, dated December 29, 1995.

                                 SUMMARY

         THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS COMBINED
PROSPECTUS/PROXY STATEMENT, THE PLAN, A COPY OF THE FORM OF WHICH IS ATTACHED TO THIS COMBINED PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE PROSPECTUSES OF THE EXISTING WARBURG FUNDS DATED DECEMBER 29, 1995, THE STATEMENTS OF ADDITIONAL INFORMATION OF THE EXISTING WARBURG FUNDS DATED DECEMBER 29, 1995, THE PROSPECTUSES OF THE NEW WARBURG FUNDS DATED MARCH , 1996 AND THE STATEMENTS OF ADDITIONAL INFORMATION OF THE NEW WARBURG FUND DATED MARCH __, 1996.

                  PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets and liabilities of each Existing Warburg Fund to the corresponding New Warburg Fund in exchange for shares of the New Warburg Fund. The Plan also calls for the distribution of shares of a New Warburg Fund to the corresponding Existing Warburg Fund's shareholders in liquidation of the Existing Warburg Fund. (The foregoing proposed transactions as regards each Existing Warburg Fund are referred to in this Combined Prospectus/Proxy Statement as the "Reorganization"). As a result of the Reorganization, each shareholder of an Existing Warburg Fund will become the owner of that number of full and fractional shares of the same class of the corresponding New Warburg Fund having an aggregate net asset value equal to the aggregate value of the shareholder's shares of the Existing Warburg Fund as of the close of business on the date that each Existing Warburg Fund's assets are exchanged for shares of the corresponding New Warburg Fund.
Holders of common shares of the Existing Warburg Fund will become holders of common shares of the corresponding New Warburg Fund and holders of Advisor Shares of the Existing Warburg Fund will become holders of Advisor Shares of the corresponding New Warburg Fund. See "Information About the Reorganization -- Plan of Reorganization."

                  For the reasons set forth below under "Reasons for the Reorganization," the Board of Directors of the RBB Fund, including the Directors of the RBB Fund who are not "interested persons" (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously concluded that the Reorganization would be in the best interests of the shareholders of each Existing Warburg Fund and that the interests of each Existing Warburg
Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization. The Board therefore has submitted the Plan for approval by each Existing Warburg Fund's shareholders. The Board of Directors of each New Warburg Fund has reached similar conclusions with respect to the New Warburg Fund and has also approved the Reorganization with respect to the New Warburg Fund.

                  Approval of the Reorganization of an Existing Warburg Fund will require the affirmative vote of the holders of a majority of that Existing Warburg Fund's outstanding shares. See "Voting Information." No

Reorganization of any Existing Warburg Fund is contingent on the approval and/or closing of the Reorganization of any other Existing Warburg Fund.
In the event that the Plan is not approved by shareholders of one or more Existing Warburg Funds, the Board will consider what other course of action, if any, should be taken.

                  TAX CONSEQUENCES. Prior to completion of the Reorganization, each Existing Warburg Fund and its corresponding New Warburg Fund will have received an opinion of counsel that, upon the closing of the Reorganization and the transfer of the assets of such Existing Warburg Fund, no gain or loss will be recognized by the Existing Warburg Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the corresponding New Warburg Fund's shares received by an Existing Warburg Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Existing Warburg Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of each Existing Warburg Fund in the hands of the corresponding New Warburg Fund as a result of the Reorganization will be the same as in the hands of the Existing Warburg Fund immediately prior to the Reorganization.

                  INVESTMENT OBJECTIVES AND POLICIES. Each New Warburg Fund was organized for the purpose of acquiring the assets of the corresponding Existing Warburg Fund and each New Warburg Fund will have the same investment objective, and, except as noted below under "Comparison of Investment Objectives and Policies", the same investment policies and limitations as the corresponding Existing Warburg Fund.

                  PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of each New Warburg Fund are virtually identical to those available to shareholders of the corresponding Existing Warburg Fund. Purchases of shares of each New Warburg Fund and the corresponding Existing Warburg Fund may be made by mail, or with advance arrangements, by wire through the Funds' distributor, Counsellors Securities Inc. ("CSI"). Shares of the Funds are sold at net asset value per share and without a sales charge. Common Shares of the New and Existing Balanced and Tax Free Funds are subject to a 12b-1 fee of .25% per annum. Advisor Shares of the New and Existing Growth & Income and Balanced Funds are subject to a 12b-1 fee of up to .75% per annum.

                  EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of each New Warburg Fund are identical to those available to shareholders of the corresponding Existing Warburg Fund. Shareholders of each Existing Warburg Fund and the corresponding New Warburg Funds may exchange at net asset value all or a portion of their shares for shares of the same class of certain other mutual funds advised by Warburg at their respective net asset values. However, shareholders may not effect exchanges between Common Shares and Advisor Shares. Exchanges may be effected by mail or by telephone. Exchanges will be effected without a sales charge but must satisfy the minimum dollar amount necessary for new purchases. Due to the costs involved in effecting exchanges, each Fund reserves the right to refuse to honor more than three exchange requests by a shareholder in any 30-day period. The exchange privilege may be modified or terminated at any time upon 60 days' notice to shareholders. Currently, Common Share exchanges may be made among the Funds with Common Shares of the following other Warburg Pincus Funds:

              WARBURG PINCUS CASH RESERVE FUND--a money market fund investing in short-term, high quality money market instruments;

              WARBURG  PINCUS NEW YORK TAX EXEMPT  FUND--a  money  market
              fund investing  in  short-term,   high  quality  municipal
              obligations designed for New York investors seeking income exempt from federal, New York State and New York City income tax;

              WARBURG   PINCUS  NEW  YORK   INTERMEDIATE   MUNICIPAL
              FUND--an intermediate-term municipal bond fund designed for New York investors seeking income exempt from federal, New York State and New York City income tax;

              WARBURG PINCUS INTERMEDIATE MATURITY GOVERNMENT FUND--an intermediate-term bond fund investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities;

              WARBURG PINCUS FIXED INCOME FUND--a bond fund seeking current income and, secondarily, capital appreciation by investing in a diversified portfolio of fixed-income securities;

              WARBURG PINCUS GLOBAL FIXED INCOME FUND--a bond fund investing in a portfolio consisting of investment grade fixed income securities of governmental and corporate issuers denominated in various currencies, including U.S. dollars;

              WARBURG PINCUS CAPITAL APPRECIATION FUND--an equity fund seeking long-term capital appreciation by investing in equity securities of financially strong domestic companies;

              WARBURG PINCUS SMALL COMPANY VALUE FUND--an equity fund seeking long-term capital appreciation by investing primarily in equity securities of small companies;

              WARBURG PINCUS EMERGING GROWTH FUND--an equity fund seeking maximum capital appreciation by investing in emerging growth companies;

              WARBURG PINCUS POST-VENTURE CAPITAL FUND--an equity fund seeking long-term growth of capital by investing principally in equity securities of issuers in their post-venture capital stage of development;

              WARBURG PINCUS INTERNATIONAL EQUITY FUND--an international equity fund seeking long-term capital appreciation;

              WARBURG  PINCUS  EMERGING  MARKETS FUND -- an equity fund
              seeking growth  of  capital  by  investing   primarily  in
              securities of non-United States issuers consisting of companies in emerging securities markets;

              WARBURG PINCUS JAPAN GROWTH FUND --an equity fund seeking long-term growth of capital by investing primarily in equity securities of Japanese issuers; and

              WARBURG PINCUS JAPAN OTC FUND--an equity fund seeking long-term capital appreciation by investing in a portfolio of securities traded in the Japanese over-the-counter market.

                  An institutional shareholder of record and certain other financial intermediaries may exchange Advisor Shares of a Fund for Advisor Shares of other Warburg Pincus Funds.

                  The exchange privilege is available to shareholders residing in any state in which the Fund's shares being acquired may legally be sold. When an investor effects an exchange of shares, the exchange is treated for federal income tax purposes as a redemption. Therefore, the investor may realize a taxable gain or loss in connection with the exchange. No initial sales charge is imposed on the shares being acquired in an exchange. See "How to Redeem and Exchange Shares" in the accompanying Prospectuses of the New Warburg Funds.

                  DIVIDENDS. Each New Warburg Fund and each Existing Warburg Fund will distribute substantially all of the net investment income and net realized capital gains, if any, of the Fund to the Fund's shareholders. All distributions are reinvested in the form of additional full and fractional shares unless a shareholder elects otherwise. The Existing and New Growth & Income and Balanced Funds declare and pay dividends, if any, from net investment income quarterly. The Existing and New Tax Free Funds declare dividends from net investment income daily and pay such dividends monthly.
Net realized capital gains (including net short-term capital gains), if any, of each New Warburg Fund, like each Existing Warburg Fund, will be distributed at least annually. See "Dividends, Distributions and Taxes" in the accompanying Prospectuses of the New Warburg Funds.

                  SHAREHOLDER VOTING RIGHTS. The New Warburg Funds are registered with the Securities and Exchange Commission as open-end management investment companies. The Existing Warburg Funds are each a separate series of RBB Fund which is also registered as an open-end management investment company. The RBB Fund and the New Warburg Funds are Maryland corporations, each having a Board of Directors. Shareholders of both the New Warburg Funds and the Existing Warburg Funds have similar voting rights. Neither the New Warburg Fund nor the RBB Fund on behalf of the Existing Warburg Funds holds a meeting of shareholders annually, except as required by the 1940 Act or other applicable law. Each New Warburg Fund's By-Laws provide that shareholders collectively owning at least ten percent of the outstanding shares of all classes of stock of the Fund have the right to call for a meeting of shareholders to consider the removal of one or more directors. To the extent required by law, the New Warburg Funds will assist in shareholder communication in such matters.

                  In addition, under the laws of the State of Maryland, shareholders of the New Warburg Funds and the Existing Warburg Funds do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of an Existing Warburg Fund may, however, redeem their shares at net asset value prior to the date of the Reorganization. See "Information on Shareholders' Rights -- Voting Rights."


                                  RISK FACTORS

                  Due to the fact that the investment objectives and policies of each New Warburg Fund are virtually identical to those of the corresponding Existing Warburg Fund, the investment risks are substantially similar. See the accompanying Prospectuses of the applicable New Warburg Fund for a complete discussion of the risks investing in that Fund.


                         REASONS FOR THE REORGANIZATIONS

                  The Board of Directors of the RBB Fund has determined that it is in the best interest of each Existing Warburg Fund to effect the Reorganization. In reaching this conclusion, the Board considered a number of factors, including the following:

                  1.       the terms and conditions of the Reorganizations;

                  2. the identical investment objectives and substantially identical policies and restrictions of each New Warburg Fund in relation to those of the corresponding Existing Warburg Fund;

                  3. that the investment advisor, co-administrators, custodian, transfer agent and accountant for each New Warburg Fund are the same as those of the corresponding Existing Warburg Fund;

                  4. the federal tax consequences of the Reorganizations to the Existing Warburg Funds, the New Warburg Funds and the shareholders of each, and that a legal opinion will be rendered that no recognition of income, gain or loss for federal income tax purposes will occur as a result of the Reorganizations to any of them;

                  5. that the interests of shareholders of the Existing Warburg Funds will not be diluted as a result of the Reorganizations;

                  6. that Counsellors Securities Inc., the Fund's distributor ("CSI"), and PFPC Inc., the Fund's
         co-administrator,   (or  their affiliates)  have agreed to waive fees
         and reimburse expenses for the one-year period following the closing of the Reorganizations to the extent necessary for the net expense ratio of each New Warburg Fund to be no higher than that of the corresponding Existing Warburg Fund on May [3], 1996, or such date as may be agreed upon by the parties to the Reorganizations (the "Closing Date");

                  7. that the expenses of the Reorganizations will be borne by Warburg;

                  8. that no sales charge will be imposed in connection with the Reorganizations;

                  9. that the Reorganizations would integrate the Existing Warburg Funds fully into the Warburg Pincus Funds family, thereby, among other things, reducing confusion in the marketplace and reducing the possibility of inconsistencies in operations;

                  10. that the Reorganizations may increase economic efficiencies of the Existing Warburg Funds; and

                  11. that the Reorganizations would remove certain regulatory limitations on the ability of the Existing Warburg Funds to effect certain transactions with parties that are affiliated persons of the RBB Fund.

                  In light of the foregoing, the Board of Directors of the RBB Fund, including the Independent Directors, has determined that it is in the best interest of each Existing Warburg Fund and its shareholders to effect the Reorganization. The Board of Directors has also determined that the Reorganization of an Existing Warburg Fund and the corresponding New Warburg Fund would not result in a dilution of the interests of the Existing Warburg Fund's shareholders.

                  The Board of Directors of each New Warburg Fund has also determined that it is advantageous to the New Warburg Fund to effect the Reorganization. The Board of Directors also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Directors of each New Warburg Fund, including a majority of the Independent Directors, has determined that the Reorganization is in the best interests of the New Warburg Fund's shareholders and that the interests of the New Warburg Fund's shareholders would not be diluted as a result of the Reorganization.

                                FEE TABLES

                  Following are tables showing current costs and expenses of the Existing Warburg Funds and the costs and expenses expected to be incurred by the New Warburg Funds after giving effect to the Reorganizations. The tables do not reflect charges that institutions and financial intermediaries may impose on their customers.


GROWTH & INCOME FUND -- Common Shares


====================================================== -------------------- ==================
                                                            Existing               New
                                                           Warburg Fund       Warburg Fund*
                                                                            ==================
====================================================== -------------------- ==================
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering
     price)........................................           None                None

                                                                            ==================
====================================================== -------------------- ==================
Annual Operating Expenses (after fee waivers and
expense reimbursements)
     Management fees..............................             .75%                .75%
     12b-1 fees...................................               0                    0
     Other expenses...............................             .47                 .47
                                                                            ==================
====================================================== ==================== ==================
Total Operating Expenses (after waivers
     and reimbursements)..........................            1.22%               1.22%

====================================================== ==================== ==================

GROWTH & INCOME FUND -- Advisor Shares

====================================================== -------------------- ==================
                                                            Existing               New
                                                          Warburg Fund        Warburg Fund*

                                                                            ==================
====================================================== -------------------- ==================
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering price).................           None                None

                                                                            ==================
====================================================== -------------------- ==================
Annual Operating Expenses (after fee waivers and
expense reimbursements)
     Management fees..............................             .75%                .75%
     12b-1 fees**.................................             .50                 .50
     Other expenses...............................             .67                 .67
                                                                            ==================
------------------------------------------------------ -------------------- ==================
Total Operating Expenses (after waivers                       1.92%               1.92%
     and reimbursements)..........................

------------------------------------------------------ -------------------- ==================
====================================================== ==================== ==================

====================================================== ==================== ==================

BALANCED FUND -- Common Shares

====================================================== -------------------- ==================
                                                            Existing               New
                                                          Warburg Fund        Warburg Fund
                                                                            ==================
====================================================== -------------------- ==================
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering
     price)........................................           None                None*

                                                                            ==================
====================================================== -------------------- ==================
Annual Operating Expenses (after fee waivers and
expense reimbursements)
     Management fees..............................               0                    0
     12b-1 fees...................................             .25%                .25%
     Other expenses...............................            1.35                1.35
                                                                            ==================
====================================================== ==================== ==================
Total Operating Expenses (after waivers                       1.60%                1.60%
     and reimbursements)..........................

====================================================== ==================== ==================


BALANCED FUND -- Advisor Shares

====================================================== ------------------- ===================
                                                            Existing              New
                                                          Warburg Fund       Warburg Fund*
                                                                           ===================
====================================================== ------------------- ===================
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering
     price)........................................           None                None

                                                                           ===================
====================================================== ------------------- ===================
Annual Operating Expenses (after fee waivers and
expense reimbursements)
     Management fees..............................               0                   0
     12b-1 fees...................................             .50%               .50%
     Other expenses...............................            1.35               1.35
                                                                           ===================
====================================================== =================== ===================
Total Operating Expenses (after waivers                       1.85%               1.85%
     and reimbursements)..........................

====================================================== =================== ===================

TAX FREE FUND -- Common Shares

====================================================== ------------------- ===================
                                                            Existing              New
                                                          Warburg Fund       Warburg Fund*
                                                                           ===================
====================================================== ------------------- ===================
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases (as a
     percentage of offering
     price)........................................           None                None

                                                                           ===================
====================================================== ------------------- ===================
Annual Operating Expenses (after fee waivers and
expense reimbursements)
     Management fees..............................               0                   0
     12b-1 fees...................................             .25%               .25%
     Other expenses...............................             .25                .25
                                                                           ===================
====================================================== =================== ===================
Total Operating Expenses (after waivers                        .50%                .50%
     and reimbursements)..........................

====================================================== =================== ===================

* CSI and PFPC Inc. (or their affiliates) have agreed to waive fees and reimburse expenses of each New Warburg Fund for a one-year period following the closing of a Reorganization so that the expense ratio of each New Warburg Fund will be no higher than that of the corresponding Existing Warburg Fund on the Closing Date of the Reorganization.

** The Advisor Shares impose a 12b-1 fee of up to .75% per annum, which is the economic equivalent of a sales charge.

         The expense figures for the Existing Growth & Income Fund are based upon fees and costs as of August 31, 1995. Expenses for the Existing Balanced and Tax Free Funds have been restated from actual expenses paid by such Funds during the year ended August 31, 1995 to reflect current expense levels. In addition, the Fee Tables reflect a voluntary assumption of some of the additional expenses of the Existing Warburg Funds by Warburg. Absent such expense reimbursements, under current expense levels Management Fees for the Existing Balanced Fund and Existing Tax Free Fund would have equaled .90% and .50%, respectively; Other Expenses for the Common Shares would have equaled 4.89% and 1.37%, respectively, and, with respect to the Existing Balance Fund Advisor Shares, Other Expenses would have equaled __%; and Total Fund Operating Expenses for the Common Shares would have equaled 6.04% and 2.12%, respectively, and with respect to Existing Balanced Fund Advisor Shares, would have equaled __%.

Examples

         The   following   examples  are  intended  to  assist  an  investor
in understanding the various costs that an investor in the New Warburg Funds will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.


                =========================================================== --------------- ===============
                                                                                1 Year         3 Years
                                                                                            ===============
                =========================================================== --------------- ===============
                An  investor  would  pay  the  following  expenses  on a  $1,000 investment,  assuming (1) 5.00% annual return and (2) redemption at the end of each time period:
                                                                                            ===============
                =========================================================== --------------- ===============
                Growth & Income Fund - Common Shares
                     Existing Warburg Fund..............................         $12             $39
                     New Warburg Fund...................................         $12             $39

                Growth & Income Fund - Advisor Shares
                     Existing Warburg Fund..............................         $19             $60
                     New Warburg Fund...................................         $19             $60

                                                                                            ===============
                =========================================================== --------------- ===============
                Balanced Fund - Common Shares
                     Existing Warburg Fund..............................         $16             $50
                     New Warburg Fund...................................         $16             $50

                Balanced Fund - Advisor Shares
                     Existing Warburg Fund..............................         $19             $58
                     New Warburg Fund...................................         $19             $58

                                                                                            ===============
                ----------------------------------------------------------- --------------- ===============
                Tax Free Fund - Common Stock
                     Existing Warburg Fund..............................          $5             $16
                     New Warburg Fund...................................          $5             $16

                ----------------------------------------------------------- --------------- ===============

         The  examples  in  the  Fee  Tables   assume  that  all  dividends
and distributions are reinvested.

         The examples provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's
actual  return will vary and may be greater  or  less  than  5.00%.   These
examples   should  not  be  considered representations of past or future expenses and actual expenses may be greater or less than those shown.

                       INFORMATION ABOUT THE REORGANIZATIONS

                  PLAN OF REORGANIZATION. The following summary of each Plan is qualified in its entirety by reference to the form of Plan (Exhibit A hereto). Each Plan provides that the relevant New Warburg Fund will acquire all or substantially all of the assets of the corresponding Existing Warburg Fund in exchange for shares of the New Warburg Fund and the assumption by the New Warburg Fund of the liabilities of the Existing Warburg Fund on the Closing Date.

                  Prior to the Closing Date, the RBB Fund on behalf of each Existing Warburg Fund will endeavor to discharge all of its known liabilities and obligations. The New Warburg Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the corresponding Existing Warburg Fund prepared by , as of the close of regular trading on the New York Stock Exchange, Inc., currently 4:00 p.m. New York City time, on the Closing Date, in accordance with generally accepted accounting principles consistently applied from the prior audited period. The New Warburg Fund shall also assume any liabilities of the corresponding
Existing  Warburg  Fund  arising  from  the  operations   and/or transactions
of the Existing Warburg Fund prior to and including the Closing Date. The net asset value per share of each class of each Fund will be determined by addition of the relevant class' pro rata share of the actual and accrued liabilities and the liabilities specifically allocated to that class of shares, and dividing the result by the total number of outstanding shares of the relevant class. Each Existing Warburg Fund and the corresponding New Warburg Fund will utilize the procedures set forth in their respective current Prospectuses or Statements of Additional Information to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio.

                  At or prior to the Closing Date, the RBB Fund on behalf of each Existing Warburg Fund will declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to the Existing Warburg Fund's shareholders all of the Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, each Existing Warburg Fund's dividend will include its net capital gains realized in all taxable years ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

                  As soon after the Closing  Date as  conveniently
practicable, each  Existing   Warburg  Fund  will   liquidate  and  distribute
pro rata to shareholders of record as of the close of business on the Closing Date the shares of the same class of the corresponding New Warburg Fund received by the Existing Warburg Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Existing Warburg Fund's shareholders on the share records of the corresponding New Warburg Fund's transfer agent. Each account will represent the respective pro rata number of shares of the class of shares of the corresponding New Warburg Fund due to each of the Existing Warburg Fund's shareholders. After such distribution and the winding up of its affairs, each Existing Warburg Fund will be terminated as a series of the RBB Fund.

                  The  consummation  of each  Reorganization  is  subject to the conditions set forth in the Plan. Notwithstanding approval by the shareholders of an Existing Warburg Fund, the Plan may be terminated with respect to a Reorganization at any time at or prior to the Closing
Date: (i) by mutual agreement of the RBB Fund, on behalf of an Existing Warburg Fund, and the corresponding New Warburg Fund; (ii) by the RBB Fund, on behalf of an Existing Warburg Fund, in the event the corresponding New Warburg Fund shall, or a New Warburg Fund, in the event the RBB Fund or the corresponding Existing Warburg Fund shall, materially breach any
representation,   warranty  or  agreement contained in the Plan to be
performed at or prior to the Closing Date; or (iii) if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

                  Pursuant to the Plan, each New Warburg Fund has agreed to indemnify and advance expenses to each director or officer of The RBB Fund against money damages incurred in connection with any claim arising out of such person's services as a director or officer with respect to matters specifically relating to the corresponding Existing Warburg Fund. Each Existing Warburg Fund has obtained a rider for its current directors and officers liability policy extending the period for making claims under the policy until three years following the Closing Date. The premium for the three-year period has been prepaid by the Existing Warburg Fund.

                  Warburg has agreed to indemnify each person who served as a director or officer of The RBB Fund at the Closing Date against any and
all direct  and  indirect  liabilities,   losses,   claims,   damages  and
expenses (including, without limitation, reasonable attorneys' fees) (each, a "Loss") that arise from or relate to the operations commencing on the first business day after the Closing Date of the New Warburg Funds, to the extent that a Loss has not been recovered against the relevant New Warburg Fund.

                  Approval of the Plan with respect to each Existing Warburg Fund will require the affirmative vote of a majority of each Existing Warburg Fund's outstanding shares in the aggregate without regard to class, in person or by proxy, if a quorum is present. The approval of shareholders of any other RBB Fund or of shareholders of the New Warburg Funds is not required. Implementing the Reorganization by any one Existing Warburg Fund would not be conditioned on receipt of shareholder approval by any other Existing Warburg Fund. Shareholders of the Existing Warburg Funds are entitled to one vote for each share. If the Reorganization is not approved by shareholders of an Existing Warburg Fund, the Board of Directors of the RBB Fund on behalf of the applicable Existing Warburg Fund will consider other possible courses of action available to it, including resubmitting the Reorganization proposal to shareholders.

                  DESCRIPTION OF THE NEW WARBURG FUNDS' SHARES. Shares of each New Warburg Fund will be issued to the corresponding Existing Warburg

Fund in accordance with the procedures detailed in the Plan and as described in the New Warburg Fund's Prospectuses. The New Warburg Funds do not issue share certificates to shareholders. See "Information on Shareholders' Rights" and the Prospectuses of the New Warburg Funds for additional information with respect to the shares of the New Warburg Funds.

                  FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets of each Existing Warburg Fund for shares of the corresponding New Warburg Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, each New Warburg Fund and the RBB Fund on behalf of the corresponding
Existing Warburg Fund will receive an opinion from  Willkie  Farr &
Gallagher, counsel to the New Warburg Funds, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the
Reorganization:

                  (1) the transfer of all or substantially all of each Existing Warburg Fund's assets in exchange for the corresponding New Warburg Fund's shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the New Warburg Fund and the corresponding Existing Warburg Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

                  (2) no gain or loss will be recognized by each New Warburg Fund upon the receipt of the assets of the corresponding Existing Warburg Fund solely in exchange for the New Warburg Fund's
         shares and the   assumption  by  the  New  Warburg  Fund  of
         liabilities  of  the corresponding Existing Warburg Fund;

                  (3) no gain or loss will be recognized by each Existing Warburg Fund upon the transfer of the Existing Warburg Fund's assets to the corresponding New Warburg Fund in exchange for the New Warburg Fund's shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund or upon the distribution (whether actual or constructive) of the New Warburg Fund's shares to the Existing Warburg Fund's shareholders;

                  (4) no gain or loss will be recognized by shareholders of each Existing Warburg Fund upon the exchange of their shares for shares of the corresponding New Warburg Fund and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund;

                  (5) the aggregate tax basis of the shares of each New Warburg Fund received by each shareholder of the corresponding Existing Warburg Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Existing Warburg Fund held by such shareholder immediately prior to the Reorganization, and the holding period of shares of the New Warburg Fund to be received by each shareholder of the Existing

         Warburg Fund will include the period during which shares of the Existing Warburg Fund exchanged therefor were held by such shareholder (provided shares of the Existing Warburg Fund were held as capital assets on the date of the Reorganization); and

                  (6) the tax basis of each Existing Warburg Fund's assets acquired by the corresponding New Warburg Fund will be the same as the tax basis of such assets to the Existing Warburg Fund immediately prior to the Reorganization, and the holding period of the assets of the Existing Warburg Fund in the hands of the New Warburg Fund will include the period during which those assets were held by the Existing Warburg Fund.

                  Shareholders  of each  Existing  Warburg  Fund should
consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax
consequences  of  the   Reorganization, shareholders  of each  Existing
Warburg Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

                  CAPITALIZATION. The following table shows the capitalization of each Existing Warburg Fund as of March __, 1996 [and the corresponding New Warburg Fund on a pro forma basis as of the Closing Date, after giving effect to the Reorganization.]

                                                     Existing Warburg Fund          New Warburg Fund
                                                          (Unaudited)                 (Unaudited)
                                                     ---------------------          ----------------
                                                       (In thousands, except per share values)
Growth & Income Fund - Common Shares
Net assets...................................                    $                            0
Net asset value per share....................                    $                            0
Shares outstanding...........................

Growth  & Income Fund - Advisor Shares
Net assets...................................
Net asset value per share....................
Shares outstanding...........................

Balanced Fund - Common Shares
Net assets...................................                    $                            0
Net asset value per share....................                    $                            0
Shares outstanding...........................

Balanced Fund - Advisor Shares
Net assets...................................
Net asset value per share....................
Shares outstanding...........................

Tax Free Fund - Common Shares
Net assets...................................                    $                            0
Net asset value per share....................                    $                            0
Shares outstanding...........................                    $


                  The New Warburg Funds will not commence operations until consummation of the Reorganizations and, accordingly, as of March , 1996 there were no outstanding shares of the New Warburg Funds [other than those held by Warburg in connection with providing seed capital to those Funds as required by the 1940 Act].

                  As of the Record Date, the officers and Directors of the RBB Fund beneficially owned as a group % of the outstanding shares of
    Existing Growth & Income Fund, % of Existing Balanced Fund, and % of Existing Tax Free Fund. To the best knowledge of the RBB Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of an Existing Warburg Fund.


                                                PERCENT OWNED AS OF RECORD
  EXISTING                                       DATE AND (AS OF CLOSING
WARBURG FUND      NAME AND ADDRESS                          DATE)
------------      ----------------              --------------------------

              COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

                  The following discussion is based upon and qualified in its entirety by the disclosures in the Prospectuses and Statements of Additional Information of the New Warburg Funds and the Existing Warburg Funds.

                  INVESTMENT OBJECTIVES. As stated above each Existing Warburg Fund and its corresponding New Warburg Fund have the same investment objective. There can be no assurance that any Fund will achieve its investment objective. The investment objectives of the New Warburg Funds, like those of the Existing Warburg Funds, may be changed by the Board of Directors without the affirmative vote of the holders of a majority of the outstanding shares of the relevant Fund (as defined in the 1940 Act).

                  PRIMARY INVESTMENTS. The New Warburg Funds were organized for the purpose of acquiring the assets of the corresponding Existing Warburg Funds and have the same portfolio managers. In addition, the investment policies and investment restrictions of the New Warburg Funds were developed so that they would be identical to those of the corresponding Existing Warburg Funds, except as follows:

                  (1) the borrowing limit of the New Growth & Income Fund is 30% of total assets, while that of the Existing Growth & Income Fund is 10%; and

                  (2) the New Growth & Income Fund may pledge up to 125% of any amount it borrows while the Existing Growth & Income Fund may pledge up to the lesser of the amount borrowed or 10% of its assets at the time of borrowing.

                  All of the investment restrictions of the Existing Warburg Funds are fundamental and cannot be changed without the approval of the holders of a majority of a Fund's outstanding shares. While the New Warburg Funds have the same investment restrictions (except as previously stated), the following restrictions have been reclassified as non-fundamental and can be changed by a New Warburg Fund's Board of Directors without shareholder approval: (i) the prohibition of a Fund investing in oil, gas or mineral-related programs or leases; (ii) the prohibition of a Fund investing in securities issued by any other investment company; and (iii) the prohibition of a Fund making investments for purposes of exercising control or management. Warburg has no current intention of recommending any change to any non-fundamental investment policy of the New Warburg Funds for the first year of their operations.

                          MANAGEMENT OF THE FUND

                  Warburg will provide investment advisory services to each New Warburg Fund under an advisory agreement substantially identical to the advisory agreement currently in effect between Warburg and the RBB Fund relating to each Existing Warburg Fund. The same persons who today are responsible for the day-to-day management of each Existing Warburg Fund will continue in that role after the Reorganizations. In addition, PFPC Inc.

and Counsellors Funds Services Inc. would continue to provide accounting and co-administrative services, as applicable, and CSI would continue to provide distribution services, each under new agreements substantially identical to those now in effect for each Existing Warburg Fund. In particular, the advisory fees, co-administration fees and distribution fees payable under the related agreements would not be changed as a result of the Reorganization.

                  State Street Bank and Trust Company will continue its role as shareholder servicing agent, transfer agent and dividend disbursing agent after the Reorganizations. PNC Bank will continue to serve as custodian and State Street Bank as co-custodian for foreign securities. The fees
payable  for transfer   agency  and   custodial   services   will  be  no
higher after the Reorganizations than before. Coopers & Lybrand L.L.P., the auditors for the Existing Warburg Funds, will also serve in that capacity for the New Warburg Funds.

                 INTEREST OF WARBURG IN THE REORGANIZATIONS

                  Warburg may be deemed to have an interest in the Plan and the Reorganizations because it provides investment advisory services to the Existing Warburg Funds. Warburg receives compensation from the Existing Warburg Funds for services it provides pursuant to advisory agreements. The terms and provisions of these arrangements are described in the New Warburg Fund Prospectuses under "Management of the Fund -- Investment Adviser." Future growth of assets of the New Warburg Funds, if any, can be expected to increase the total amount of fees payable to Warburg and its affiliates and to reduce the amount of fees and expenses required to be waived to maintain total fees and expenses of the New Warburg Funds at agreed upon levels. Warburg may also be deemed to have an interest in the Plan and the Reorganizations because, as of the Record Date, it or one or more of its affiliates possessed or shared voting power or investment power as a fiduciary on behalf of its customers in the Existing Growth & Income Fund[, and owned all of each outstanding shares of each New Warburg Fund]. Warburg and its affiliates have advised the Existing Warburg Funds that it intends to vote the shares over which it has voting power at the Meeting
(i) in the manner instructed by the customers for which such shares are held or (ii) in the event that such instructions are not received, in the same proportion as votes cast by other shareholders. See "Voting Information."

                   INFORMATION ON SHAREHOLDERS' RIGHTS

                  GENERAL. The RBB Fund and the New Warburg Funds are open-end diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset values. Each Existing Warburg Fund is a series of the RBB Fund, which is a Maryland corporation that was incorporated on February 29, 1988 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. Each New Warburg Fund is a Maryland corporation organized on January 24, 1996 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. Each Fund is also governed by applicable state and federal law. The RBB Fund has an authorized capital of 30 billion shares of common stock with a par value of $.001 per share. Each New Warburg Fund has an authorized capital of billion shares of common stock with a par value of

$.001 per share. The Board of Directors of the RBB Fund has authorized the issuance of seventeen series of shares, each representing shares in one of seventeen separate portfolios, and may authorize the issuance of additional series of shares in the future. The assets of each portfolio are segregated and separately managed and a shareholder's interest is in the assets of the portfolio in which he or she holds shares. In each New Warburg Fund and each Existing Warburg Fund, shares represent interests in the assets of the relevant Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares of a Fund are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of such Fund's Rule 12b-1 distribution plan pertaining to a particular class.

                  MULTI-CLASS STRUCTURE. The New and Existing Tax Free Funds have issued only one class of shares. The New and Existing Growth & Income Funds and the Balanced Funds each have issued two classes of shares:
Common Shares and Advisor Shares. Individual investors may purchase Advisor Shares only through institutional shareholders of record, broker-dealers, financial institutions, depository institutions and other financial intermediaries ("Institutions").

                  The New and Existing Growth & Income and Balanced Funds are authorized to offer Advisor Shares exclusively to Institutions whose clients or customers (or participants in the case of retirement plans) ("Customers") are beneficial owners of Advisor Shares. Either those Institutions or companies providing certain services to them (together, "Service Organizations") will enter into service agreements ("Agreements") related to the sale of the Advisor Shares with CSI pursuant to a
Distribution Plan. Pursuant to the terms of an Agreement, the Service Organization agrees to perform certain distribution, shareholder
servicing,   administrative  and/or  accounting  services  for  its Customers.
Distribution services would be marketing or other services in connection with the promotion and sale of Advisor Shares. Shareholder services that may be provided include responding to Customer inquiries, providing information on Customer investments and providing other shareholder liaison services. See "Shareholder Servicing" in the Prospectuses of the Existing New Warburg Funds for Advisor Shares.

                  DIRECTORS. The By-Laws of the RBB Fund and of each New Warburg Fund provide that the term of office of each Director shall be from the time of his or her election and qualification until the next annual meeting of shareholders and until his or her successor shall have been elected and shall have qualified. Any Director of the RBB Fund or any New Warburg Fund may be removed by the vote of at least a majority of the shares of capital stock then entitled to be cast for the election of Directors. Vacancies on the Boards of the RBB Fund or any New Warburg Fund may be filled by the Directors remaining in office. A meeting of shareholders will be required for the purpose of electing additional Directors whenever fewer than a majority of the Directors then in office were elected by shareholders.

                  VOTING RIGHTS. Neither the RBB Fund nor any New Warburg Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors unless and until such time as less than a majority of the Directors holding office have been elected by shareholders.

                  LIQUIDATION OR TERMINATION. In the event of the liquidation or termination of any of the investment funds of the RBB Fund or of any New Warburg Fund, the shareholders of the fund are entitled to receive, when and as declared by the Directors, the excess of the assets over the liabilities belonging to the fund. In either case, the assets so distributed to shareholders will be distributed among the shareholders in proportion to the number of shares held by them and recorded on the books of the fund.

                  LIABILITY OF DIRECTORS. The Articles of Incorporation of the RBB Fund and of each New Warburg Fund provide that the Directors and officers shall not be liable for monetary damages for breach of fiduciary duty as a Director or officer, except to the extent such exemption is not permitted by law. The Articles of Incorporation further provide that the RBB Fund and each New Warburg Fund shall indemnify each Director and officer and permit advances for the payment of expenses relating to the matter for which identification is sought, each to the fullest extent permitted by Maryland General Corporation Law and other applicable law. Pursuant to the Plan, each New Warburg Fund extends this same protection to current directors and officers of the RBB Fund for liability relating to the corresponding Existing Warburg Fund.

                  RIGHTS OF INSPECTION. Maryland law permits any shareholder of the RBB Fund and of each New Warburg Fund or any agent of such shareholder to inspect and copy, during usual business hours, the By-Laws, minutes of shareholder proceedings, annual statements of the affairs and voting trust agreements of the RBB Fund and the New Warburg Fund on file at its principal offices.

                  SHAREHOLDER LIABILITY. Under Maryland law, shareholders of the RBB Fund and of each New Warburg Fund do not have personal liability for corporate acts and obligations. Shares of a New Warburg Fund issued to the shareholders of the corresponding Existing Warburg Fund in the Reorganization will be fully paid and nonassessable when
issued,   transferable  without restrictions and will have no preemptive rights.

                  The foregoing is only a summary of certain characteristics of the operations of the New Warburg Funds and the RBB Fund on behalf of the Existing Warburg Funds. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents and state laws governing each Fund for a more thorough description.

                            ADDITIONAL INFORMATION


                  Both the RBB Fund and the New Warburg Funds are subject to the informational requirements of the Exchange Act and the 1940 Act and in accordance therewith file reports and other information including proxy material, reports and charter documents, with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                               VOTING INFORMATION

                  This Combined Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the RBB Fund to be used at the Special Meeting of Shareholders of the Existing Warburg Funds to be held at :00 a.m. on May 1, 1996, at the offices of The RBB Fund, Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809 and at any adjournment or adjournments thereof. This Combined Prospectus/Proxy Statement, along with a Notice of the Meeting and proxy card(s), is first being mailed to shareholders of the Existing Warburg Funds on or about March , 1996. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. As of the Record Date, the Existing Warburg Funds had the following shares outstanding and entitled to vote: Existing Growth & Income Fund: , Existing Balanced Fund: and Existing Tax Free Fund: . The holders of one-third of the shares of an Existing Warburg Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting of that Fund. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the relevant Plan and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of The RBB Fund, Inc., Bellevue Park Corporate Center, 400 Bellevue Parkway, Suite 100, Wilmington, Delaware 19809.

                  Approval of the Plan with respect to each Existing Warburg Fund will require the affirmative vote of a majority of each Existing Warburg Fund's outstanding shares, voting in the aggregate without regard to class, in person or by proxy, if a quorum is present. The approval of shareholders of any other investment series of the RBB Fund is not required. Implementing the Reorganization by any one Existing Warburg Fund would not be conditioned on receipt of shareholder approval by any other Existing Warburg Fund. Shareholders of the Existing Warburg Funds are entitled to one vote for each share.

                  Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of and its affiliates and/or by . All expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Combined Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Existing Warburg Funds and expenses incurred in connection with the preparation of this Combined Prospectus/Proxy Statement will be borne by Warburg or its affiliates (excluding extraordinary expenses not normally associated with transactions of this type). [State material features of solicitor's contract, identify parties, and state anticipated cost.] It is anticipated that banks, brokerage houses and other institutions, nominees and fiduciaries will be requested to forward proxy materials to beneficial owners and to obtain authorization for the execution of proxies. Warburg or its affiliates, may, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy materials to beneficial owners.

                  In the event that a quorum necessary for a shareholders' meeting is not present or sufficient votes to approve the Reorganization of an Existing Warburg Fund are not received by [May 1], 1996, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the
percentage of votes actually cast, the percentage  of  negative   votes
actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares of the relevant Existing Warburg Fund present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting with respect to an Existing Warburg Fund after consideration of the best interests of all shareholders of that Fund.

                  As of the Record Date, Warburg (or its affiliates) possessed or shared voting power or investment power as a fiduciary on behalf of its customers, with respect to the following number of shares (constituting the percentage of outstanding shares indicated in parentheses) of each of the respective Existing Warburg Funds: ( %).

                               OTHER BUSINESS

                  The RBB Fund Board of Directors knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed Proxy Card.

                  The approval of shareholders of the New Warburg Funds is not required in order to affect the Reorganizations and, accordingly, the votes of the shareholders of the New Warburg Funds are not being solicited by this Combined Prospectus/Proxy Statement.

                      FINANCIAL STATEMENTS AND EXPERTS

                  The audited statement of assets and liabilities of each Existing Warburg Fund, including the schedule of portfolio investments, as of August 31, 1995, the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the years in the five-year period then ended, have been incorporated by reference into this Combined Prospectus/Proxy Statement in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing. There is no financial information available at this time for the New Warburg Funds, which have not yet commenced operations.


                                LEGAL MATTERS

                  Certain legal matters concerning the issuance of shares of the New Warburg Funds will be passed upon by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022, counsel to the New Warburg Funds. In rendering such opinion, Willkie Farr & Gallagher may rely on an opinion of Venable Baetjer and Howard, L.L.P. as to certain matters under Maryland law.

                                                                 EXHIBIT A




                                          FORM OF PLAN OF REORGANIZATION

0055701.06

                                                              EXHIBIT A


                                     FORM OF
                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of ________, 1996, between and among Warburg, Pincus Fund, Inc., a Maryland corporation (the "New Warburg Fund"), and The RBB Fund, Inc., a Maryland corporation (the "RBB Fund"), on behalf of the Warburg Pincus ___________________________ Fund, a series of shares of the RBB Fund (the "Existing Warburg Fund").

         This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization of the Existing Warburg Fund (collectively, the "Reorganization") will consist of the transfer of substantially all of the assets of the Existing Warburg Fund in exchange solely for shares of the applicable class of common stock (collectively, the "Shares"), of the New Warburg Fund corresponding thereto, as indicated in the table set forth in Schedule A hereto, and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund and the distribution, after the Closing Date hereinafter referred to, of New Warburg Fund Shares to the shareholders of the Existing Warburg Fund in liquidation of the Existing Warburg Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Board of Directors of the RBB Fund on behalf of the Existing Warburg Fund has determined that the exchange of all of the assets and the liabilities of the Existing Warburg Fund for New Warburg Fund Shares and the assumption of such liabilities by the New Warburg Fund is in the best interests of the RBB Fund and the Existing Warburg Fund and that the interests of the existing shareholders of the RBB Fund and the Existing Warburg Fund would not be diluted as a result of this transaction; and

         WHEREAS, the Board of Directors of the New Warburg Fund has determined that the exchange of all of the assets of the Existing Warburg Fund for New Warburg Fund Shares is in the best interests of the New Warburg Fund's shareholders and that the interests of the existing shareholders of the New Warburg Fund would not be diluted as a result of this transaction.

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE EXISTING WARBURG FUND IN EXCHANGE FOR NEW WARBURG FUND SHARES AND ASSUMPTION OF THE EXISTING WARBURG FUND'S LIABILITIES AND LIQUIDATION OF THE EXISTING WARBURG FUND

         1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the RBB Fund agrees to transfer the Existing Warburg Fund's assets as set forth in paragraph
1.2 to the New Warburg Fund identified in Schedule A, and the New Warburg Fund agrees in exchange therefor: (i) to deliver to the RBB Fund the number of New Warburg Fund Shares, including fractional New Warburg Fund Shares, determined by dividing the value of the Existing Warburg Fund's net assets attributable to each class of shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one New Warburg Fund Share of the same class, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume the liabilities of the Existing Warburg Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

         1.2. (a) The assets of the Existing Warburg Fund to be acquired by the New Warburg Fund shall consist of all property including, without limitation, all cash, securities and dividend or interest receivables which are owned by the Existing Warburg Fund and any deferred or prepaid expenses shown as an asset on the books of the Existing Warburg Fund on the closing date provided in paragraph
3.1 (the "Closing Date").

                  (b) The RBB Fund, on behalf of the Existing  Warburg Fund, has provided the New Warburg Fund with a list of all of the Existing Warburg Fund's assets as of the date of execution of this Agreement. The RBB Fund, on behalf of the Existing Warburg Fund, reserves the right to sell any of these securities but will not, without the prior approval of the New Warburg Fund, acquire any additional securities other than securities of the type in which the New Warburg Fund is permitted to invest. The RBB Fund, on behalf of the Existing Warburg Fund, will, within a reasonable time prior to the Closing Date, furnish the New Warburg Fund with a list of the securities, if any, on the Existing Warburg Fund's list referred to in the first sentence of this paragraph which do not conform to the New Warburg Fund's investment objectives, policies and restrictions. In the event that the Existing Warburg Fund holds any investments which the New Warburg Fund may not hold, the Existing Warburg Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Existing Warburg Fund and the New Warburg Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the New Warburg Fund with respect to such investments, the Existing Warburg Fund, if requested by the New Warburg Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3. The RBB Fund, on behalf of the Existing Warburg Fund, will endeavor to discharge all the Existing Warburg Funds' known liabilities and obligations prior to the Closing Date. The New Warburg Fund shall assume all liabilities, expenses, costs, charges and reserves, including those liabilities reflected on an unaudited statement of assets and liabilities of the Existing Warburg Fund prepared by , as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The New Warburg Fund shall also assume any liabilities, expenses, costs or charges incurred by or on behalf of the Existing Warburg Fund specifically arising from or relating to the operations and/or transactions of the Existing Warburg Fund prior to and including the Closing Date but which are not reflected on the above-mentioned statement of assets and liabilities, including any liabilities, expenses, costs or charges arising under paragraph 5.10 hereof.

         1.4. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Existing Warburg Fund will liquidate and distribute pro rata to the Existing Warburg Fund's shareholders of record determined as of the close of business on the Closing Date (the "Existing Warburg Fund Shareholders") the New Warburg Fund Shares it receives pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the New Warburg Fund Shares then credited to the account of the Existing Warburg Fund on the books of the New Warburg Fund to open accounts on the share records of the New Warburg Fund in the name of the Existing Warburg Fund's shareholders representing the respective pro rata number of the New Warburg Fund Shares of the particular class due such shareholders. All issued and outstanding shares of the Existing Warburg Fund will simultaneously be canceled on the books of the RBB Fund, although share certificates representing interests in the Existing Warburg Fund will represent a number of New Warburg Fund Shares after the Closing Date as determined in accordance with Section 2.3. The New Warburg Fund shall not issue certificates representing the New Warburg Fund Shares in connection with such exchange.

         1.5. Ownership of New Warburg Fund Shares will be shown on the books of the New Warburg Fund's transfer agent. Shares of the New Warburg Fund will be issued in the manner described in the New Warburg Fund's current prospectus and statement of additional information.

         1.6. Any transfer taxes payable upon issuance of the New Warburg Fund Shares in a name other than the registered holder of the Existing Warburg Fund Shares on the books of the Existing Warburg Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such New Warburg Fund shares are to be issued and transferred.

         1.7. Any reporting responsibility of the Existing Warburg Fund is and shall remain the responsibility of the RBB Fund up to and including the applicable Closing Date and such later dates on which the Existing Warburg Fund is terminated.

2.       VALUATION

         2.1. The value of the Existing Warburg Fund's assets to be acquired hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the applicable Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Existing Warburg Fund's then current prospectus or statement of additional information.

         2.2. The net asset value of each class of Shares of the New Warburg Fund shall be the net asset value per share computed as of the Valuation Date, using the valuation procedures set forth in the New Warburg Fund's then current prospectus or statement of additional information.

         2.3. The number of Shares of each class of the New Warburg Fund to be issued (including fractional shares, if any) in exchange for the Existing Warburg Fund's net assets shall be determined by dividing the value of the net assets of the Existing Warburg Fund attributable to the respective classes of Shares determined using the same valuation procedures referred to in paragraph
2.1 by the net asset value per Share of such class of the New Warburg Fund determined in accordance with paragraph 2.2.

         2.4. All computations of value shall be made by PFPC Inc. in accordance with its regular practice as pricing agent for the Existing Warburg Fund and New Warburg Fund, respectively.

3.       CLOSING AND CLOSING DATE

         3.1. The Closing Date for the  Reorganization  shall be May 3, 1996, or such later date as the parties to such Reorganization may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 4:00 p.m., at the offices of Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York 10022, or at such other time and/or place as the parties may agree.

         3.2. The custodian for the New Warburg Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Existing Warburg Fund's portfolio securities, cash and any other assets shall have been delivered in proper form to the New Warburg Fund prior to or on the Closing Date and (b) all necessary taxes, including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

         3.3. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the New Warburg Fund or the Existing Warburg Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the New Warburg Fund or the Existing Warburg Fund is impracticable, the applicable Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4. The RBB Fund, on behalf of the Existing Warburg Fund, shall deliver at the Closing a list of the names and addresses of the Existing Warburg Fund's shareholders and the number and class of outstanding Shares owned by each such shareholder immediately prior to the Closing or provide evidence that such information has been provided to the New Warburg Fund's transfer agent. The New Warburg Fund shall issue and deliver a confirmation evidencing the New Warburg Fund Shares to be credited to the Existing Warburg Fund's account on the Closing Date to the Secretary of the RBB Fund or provide evidence satisfactory to the RBB Fund that such New Warburg Fund Shares have been credited to the Existing Warburg Fund's account on the books of the New Warburg Fund. At the Closing, each party shall deliver to the relevant other parties such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.       REPRESENTATIONS AND WARRANTIES

         4.1. The RBB Fund, on behalf of the Existing Warburg Fund, represents and warrants to the New Warburg Fund as follows:

                  (a) The RBB Fund is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and the Existing Warburg Fund is a validly existing series of shares of the RBB Fund representing interests in the Existing Warburg Fund under the laws of the State of Maryland;

                  (b) The RBB Fund is a registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect;

                  (c) The RBB Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of its Charter or By-Laws or any material agreement, indenture, instrument, contract, lease or other undertaking to which the RBB Fund or any Existing Warburg Fund is a party or by which either of them or their property is bound;

                  (d) The Existing Warburg Fund has no contracts or other commitments (other than this Agreement) which will be terminated with liability to the Existing Warburg Fund prior to the Closing Date;

                  (e) Except as previously disclosed in writing to and accepted by the New Warburg Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Existing Warburg Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The RBB Fund knows of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or the business of the Existing Warburg Fund or its ability to consummate the transactions herein contemplated;

                  (f) The  statements of assets and  liabilities of the Existing
Warburg Fund for the six fiscal years ended August 31, 1995 and the period beginning with commencement of the Existing Warburg Fund and ending August 31, 1989 have been audited by Coopers & Lybrand L.L.P., certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the New Warburg Fund) fairly reflect the financial condition of the Existing Warburg Fund as of such dates, and there are no known contingent liabilities of the Existing Warburg Fund as of such dates not disclosed therein;

                  (g) Since August 31, 1995, there has not been any material adverse change in the Existing Warburg Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Existing Warburg Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by the New Warburg Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Existing Warburg Fund shares shall not constitute a material adverse change;

                  (h) At the Closing Date, all federal and other tax returns and reports of each Existing Warburg Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the RBB Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

                  (i) For the most recent fiscal year of its operation, the Existing Warburg Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company; all of the Existing Warburg Fund's issued and outstanding shares have been offered and sold in compliance in all material respects with applicable federal and state securities laws;

                  (j) All issued and outstanding shares of each class of the Existing Warburg Fund are, and at the applicable Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Existing Warburg Fund will, at the time of Closing, be held by the persons and the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Existing Warburg Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Existing Warburg Fund's shares, nor is there outstanding any security convertible into any of the Existing Warburg Fund's shares;

                  (k) At the applicable Closing Date, the RBB Fund will have good and marketable title to the Existing Warburg Fund's assets to be transferred to the New Warburg Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the New Warburg Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the New Warburg Fund.

                  (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary actions on the part of the RBB Fund's Board of Directors, and subject to the approval of the Existing Warburg Fund's shareholders, this Agreement will constitute a valid and binding obligation of the RBB Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

                  (m) The information to be furnished by the RBB Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

                  (n) The proxy statement of the Existing Warburg Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to the New Warburg
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

         4.2. The New Warburg Fund represents and warrants to the Existing Warburg Fund as follows:

                  (a) The New Warburg Fund is a Maryland corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland;

                  (b) The New Warburg Fund is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

                  (c) The current prospectus and statement of additional information filed as part of the New Warburg Fund registration statement on Form N-1A (the "New Warburg Fund Registration Statement") conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

                  (d) At the Closing Date, the New Warburg Fund will have good and marketable title to its assets;

                  (e) The New Warburg Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of its Charter or By-Laws or any material agreement, indenture, instrument, contract, lease or other undertaking to which the New Warburg Fund is a party or by which it is bound;

                  (f) Except as previously disclosed in writing to and accepted by the RBB Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the New Warburg Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The New Warburg Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein;

                  (g) Since the inception of the New Warburg Fund there has not been any material adverse change with respect to the New Warburg Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the New Warburg Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the New Warburg Fund Shares shall not constitute a material adverse change;

                  (h) At the Closing Date, all federal and other tax returns and reports of the New Warburg Fund required by law then to be filed shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof;

                  (i) The New Warburg Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the future;

                  (j) At the date hereof, all issued and outstanding New Warburg Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The New Warburg Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any New Warburg Fund Shares, nor is there outstanding any security convertible into any New Warburg Fund Shares;

                  (k) The execution, delivery and performance of this Agreement shall have been duly authorized prior to the Closing Date by all necessary actions, if any, on the part of the New Warburg Fund's Board of Directors and the New Warburg Fund's shareholders, and this Agreement will constitute a valid and binding obligation of the New Warburg Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

                  (l) The New Warburg Fund Shares to be issued and  delivered to the Existing Warburg Fund, for the account of the Existing Warburg Fund's shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued New Warburg Fund Shares, and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof;

                  (m) The information to be furnished by the New Warburg Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

                  (n) The Proxy Statement to be included in the Registration Statement referred to in paragraph 5.7 (only insofar as it relates to the New Warburg Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; and

                  (o) The New Warburg Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5.       COVENANTS OF THE RBB FUND, THE NEW WARBURG FUND AND THE EXISTING
         WARBURG FUND


         5.1. The New Warburg Fund and the Existing Warburg Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions.

         5.2. The RBB Fund, on behalf of the Existing Warburg Fund, will call a meeting of its shareholders to consider and act upon this Agreement and to take all other actions in co-ordination with the Existing Warburg Fund necessary to obtain approval of the transactions contemplated herein.

         5.3. The RBB Fund, on behalf of the Existing Warburg Fund, covenants that the New Warburg Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4. The RBB Fund, on behalf of the Existing Warburg Fund, will assist the New Warburg Fund in obtaining such information as the New Warburg Fund reasonably requests concerning the beneficial ownership of the Existing Warburg Fund's Shares.

         5.5. Subject to the provisions of this Agreement, the New Warburg Fund and the RBB Fund each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

         5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the RBB Fund shall furnish the New Warburg Fund, in such form as is reasonably satisfactory to the New Warburg Fund, a statement of the earnings and profits of the Existing Warburg Fund for federal income tax purposes which will be carried over to the New Warburg Fund as a result of
Section 381 of the Code, and which will be certified by the Existing Warburg Fund's President and its Treasurer.

         5.7. The RBB Fund, on behalf of the Existing Warburg Fund, will provide the New Warburg Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement referred to in paragraph 4.1(n), all to be included in a registration statement on Form N-14 of the New Warburg Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the RBB Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

         5.8. The RBB Fund, on behalf of the Existing Warburg Fund, will provide the New Warburg Fund with information reasonably necessary for the preparation of the New Warburg Registration Statement.

         5.9. As promptly as practicable, but in any case within thirty days of the Closing Date, the RBB Fund shall furnish the New Warburg Fund with a statement containing information required for purposes of complying with Rule 24f-2 under the 1940 Act. A notice pursuant to Rule 24f-2 will be filed by the New Warburg Fund offsetting redemptions by the Existing Warburg Fund during the fiscal year ending on or after the applicable Closing Date against sales of New Warburg Fund Shares and the RBB Fund agrees that it will not net redemptions during such period by the Existing Warburg Fund against sales of shares of any other series of the RBB Fund.

         5.10. The New Warburg Fund agrees to indemnify and advance expenses to each person who at the time of the execution of this Agreement serves as a
Director or Officer ("Indemnified Person") of the RBB Fund, against money damages actually and reasonably incurred by such Indemnified Person in connection with any claim that is asserted against such Indemnified Person arising out of such person's service as a director or officer of the RBB Fund with respect to matters specifically relating to the Existing Warburg Fund, provided that such indemnification and advancement of expenses shall be limited to the full extent that is available under applicable law. This paragraph 5.10 shall not protect any such Indemnified Person against any liability to the Existing Warburg Fund, the New Warburg Fund or their shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or from reckless disregard of the duties involved in the conduct of his office. An Indemnified Person seeking indemnification shall be entitled to advances from the New Warburg Fund for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the Maryland General Corporation law and other applicable law. Such Indemnified Person shall provide to the New Warburg Fund a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the New Warburg Fund has been met and a written undertaking to repay any advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) the Indemnified Person shall provide security in form and amount acceptable to the New Warburg Fund for its undertaking; (b) the New Warburg Fund is insured against losses arising by reason of the advance; or (c) either a majority of a quorum of disinterested non-party directors of the New Warburg Fund (collectively, the "Disinterested Directors"), or independent legal counsel experienced in mutual fund matters, selected by the Indemnified Person, in a written opinion, shall have determined, based on a review of facts readily available to the New Warburg Fund at the time the advance is proposed to be made, that there is reason to believe that the Director will ultimately be found to be entitled to indemnification.


6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE EXISTING WARBURG FUND

         The obligations of the RBB Fund to consummate the transactions provided for herein with respect to the Existing Warburg Fund shall be subject, at its election, to the performance by the New Warburg Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

         6.1. All representations and warranties of the New Warburg Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the actions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

         6.2. The New Warburg Fund shall have delivered to the RBB Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the RBB

Fund and dated as of the Closing Date, to the effect that the representations and warranties of the New Warburg Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Existing Warburg Fund shall reasonably request;

         6.3 The RBB Fund shall have received written agreements from PFPC Inc. and Counselors Securities Inc. (or their affiliates) to maintain, for a one year period from the Closing Date, the expense ratios of the RBB Fund at the same levels in effect on the Closing Date. These expense ratios will be in effect except for increases in expense ratios due to redemptions of shares outside of the ordinary course of business; and

         6.4 The RBB Fund shall have received on the Closing Date a favorable opinion from Willkie Farr & Gallagher, counsel to the New Warburg Fund, dated as of the Closing Date, in a form reasonably satisfactory to the RBB Fund, covering the following points:

That (a) the New Warburg Fund is a validly existing corporation and in good standing under the laws of the State of Maryland, has the corporate power to own all of its properties and assets and to carry on its business as a registered investment company; (b) the Agreement has been duly authorized, executed and delivered by the New Warburg Fund and, assuming that the Prospectus, Registration Statement and Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the other parties thereto, is a valid and binding obligation of the New Warburg Fund enforceable against the New Warburg Fund in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (c) the New Warburg Fund Shares to be issued to the Existing Warburg Fund's shareholders as provided by this Agreement are duly authorized and upon such delivery will be validly issued and outstanding and are fully paid and non-assessable with no personal liability attaching to ownership thereof, and no shareholder of the New Warburg Fund has any preemptive rights to subscription or purchase in respect thereof, (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of the New Warburg Fund's Charter or By-Laws or in a material violation of any provision of any agreement (known to such counsel) to which the New Warburg Fund is a party or by which it or its property is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which the New Warburg Fund is a party or by which it or its property is bound; (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or state of Maryland is required for the consummation by the New Warburg Fund of the actions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities law; (f) [only insofar as they relate to the New Warburg Fund, the descriptions in the Proxy Statement of statutes, legal and governmental proceedings, investigations, orders, decree or judgment of any court or governmental body and contracts and other documents, if any, are accurate and fairly present the information required to be shown]; (g) [such counsel does not know of any legal, administrative or governmental proceedings, investigation, order, decree or judgment of any court or governmental body, only insofar as they relate to the New Warburg Fund or its assets or properties, pending, threatened or otherwise existing on or before the effective date of the Registration Statement or the Closing Date, not required to be described in the Registration Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required or which materially and adversely affect the New Warburg Fund's business;] (h) the New Warburg Fund is registered as an investment company under the 1940 Act and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and (i) the New Warburg Registration Statement is effective under the 1933 Act and the 1940 Act and no stop-order suspending its effectiveness or order pursuant to section 8(e) of the 1940 Act has been issued.

         In addition, such counsel also shall state that they have participated in conferences with officers and other representatives of the New Warburg Fund at which the contents of the Proxy Statement, the New Warburg Fund Registration Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement and the New Warburg Fund Registration Statement (except to the extent indicated in paragraph (f) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the New Warburg Fund), they do not believe that the Proxy Statement and the New Warburg Fund Registration Statement as of their respective dates, as of the date of the Existing Warburg Fund shareholders' meeting, and as of the Closing Date, [do not comply with the requirements of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder, or] contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the New Warburg Fund or necessary to make the statements therein regarding the New Warburg Fund, in the light of the circumstances under which they were made, not misleading.

         Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data or as to the information relating to the Existing Warburg Fund, contained in the Proxy Statement, Registration Statement or New Warburg Fund Registration Statement, and that such opinion is solely for the benefit of the RBB Fund, its Directors and its officers. Such counsel may rely as to matters governed by the laws of the state of Maryland on an opinion of Maryland counsel and/or certificates of officers or directors of each New Warburg Fund. Such opinion also shall include such other matters incident to the transaction contemplated hereby, as the Existing Warburg Fund may reasonably request.

         In this paragraph 6.4, references to the Proxy Statement include and relate only to the text of such Proxy Statement and not, except as specifically stated above, to any exhibits or attachments thereto or to any documents incorporated by reference therein.

7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE NEW WARBURG FUND.

         The obligations of the New Warburg Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Existing Warburg Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1. All representations and warranties of the RBB Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

         7.2. The RBB Fund shall have delivered to the New Warburg Fund a statement of the Existing Warburg Fund's assets and liabilities, together with a list of the Existing Warburg Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the RBB Fund;

         7.3. The RBB Fund shall have delivered to the New Warburg Fund on the Closing Date a certificate executed in its name, and on behalf of the Existing Warburg Fund, by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the New Warburg Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Existing Warburg Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the New Warburg Fund shall reasonably request; and

         7.4. The New Warburg Fund shall have received on the Closing Date a favorable opinion of Ballard Spahr Andrews & Ingersoll, counsel to the RBB Fund, in a form satisfactory to the Secretary of the New Warburg Fund, covering the following points:

That (a) the RBB Fund is a validly existing corporation and in good standing under the laws of the State of Maryland and has the statutory power to own all of its properties and assets and to carry on its business as a registered investment company; (b) the Agreement has been duly authorized, executed and delivered by the RBB Fund on behalf of the Existing Warburg Fund and, assuming that the Prospectus, the Registration Statement and the Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the other parties hereto, is a valid and binding obligation of the RBB Fund enforceable against the RBB Fund in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (c) the execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby will not, result in a violation of the RBB Fund's Charter or By-Laws or a material violation of any provision of any agreement (known to such counsel) to which the RBB Fund or the Existing Warburg Fund is a party or by which either of them or their properties are bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment or decree to which the RBB Fund or the Existing Warburg Fund is a party or by which either of them or their properties are bound, (d) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States, or state of Maryland is required for the consummation by the RBB Fund and the Existing Warburg Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws; (e) [only insofar as they relate to the RBB Fund and the Existing Warburg Fund, the descriptions in the Proxy Statement under the captions "Shareholder Voting Rights", "Management of the Fund", "Information on Shareholders Rights", and "Voting Information" are accurate and fairly present the information required to be shown]; (f) [such counsel does not know of any legal, administrative or governmental proceedings, investigation, order, decree or judgment of any court or governmental body, only insofar as they relate to the RBB Fund or the Existing Warburg Fund or their respective assets or properties, pending, threatened or otherwise existing on or before the effective date of the Registration Statement or the Closing Date, which are required to be described in the Registration Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required or which materially and adversely affect the Existing Warburg Fund's business]; and (g) the RBB Fund is registered as an investment company under the 1940 Act and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

         Such counsel also shall state that they have participated in conferences with officers and other representatives of the RBB Fund and the Existing Warburg Fund at which the contents of the Proxy Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement (except to the extent indicated in paragraph
(e) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Existing Warburg Fund), they do not believe that the Proxy Statement as of its date, as of the date of the Existing Warburg Fund's shareholder meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the RBB Fund or the Existing Warburg Fund or necessary in the light of the circumstances under which they were made, to make the statements therein regarding the RBB Fund and the Existing Warburg Fund not misleading.

         Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data, or as to the information relating to the New Warburg Fund, contained in the Proxy Statement or Registration Statement, and that such opinion is solely for the benefit of the New Warburg Fund and its directors and officers. Such opinion also shall include such other matters incident to the transaction contemplated hereby as the New Warburg Fund may reasonably request.

         In this paragraph 7.4, references to the Proxy Statement include and relate only to the text of such Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

         7.5. The New Warburg Fund shall have received from Coopers & Lybrand LLP a letter addressed to the New Warburg Fund dated as of the effective date of the Registration Statement in form and substance satisfactory to the New Warburg Fund, to the effect that:

                  (a) they are independent public accountants with respect to the RBB Fund within the meaning of the 1933 Act and the applicable regulations thereunder;

                  (b) in their opinion, the financial statements and per Share income and capital changes of the Existing Warburg Fund included or incorporated by reference in the Registration Statement and reported on by them comply as to form in all material aspects with the applicable accounting requirements of the 1933 Act and the rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the New Warburg Fund and the RBB Fund and described in such letter (but not an audit in accordance with generally accepted auditing standards) with respect to the unaudited pro forma financial statements of the Existing Warburg Fund included in the Registration Statement and the Proxy Statement, and inquiries of appropriate officials of the RBB Fund or the director(s) thereof responsible for financial and accounting matters, nothing came to their attention which caused them to believe that (i) such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the rules and regulations thereunder, or (ii) such unaudited pro forma financial statements are not fairly presented in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements; and

                  (d) on the basis of limited procedures agreed upon by the New Warburg Fund and the RBB Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to the Existing Warburg Fund appearing in the Registration Statement and the Proxy Statement that is expressed in dollars or percentages of dollars (with the exception of performance comparisons) has been obtained from the accounting records of such Existing Warburg Fund or from schedules prepared by officers of the RBB Fund having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

         7.6. The RBB Fund shall have delivered to the Company, pursuant to paragraph 4.1(f), copies of financial statements of the Existing Warburg Fund as of and for its most recently completed fiscal year.

         7.7. The New Warburg Fund shall have received from Coopers & Lybrand LLP a letter addressed to the New Warburg Fund and dated as of the applicable Closing Date stating that as of a date no more than three (3) business days prior to the applicable Closing Date, Coopers & Lybrand LLP performed limited procedures in connection with the RBB Fund's most recent unaudited financial statements and that (a) nothing came to their attention in performing such limited procedures or otherwise that led them to believe that there had been any adverse changes in the financial condition, assets, liabilities or business of any Existing Warburg Fund, other than changes occurring in the ordinary course of business, since the date of such audited financial statements, and (b) based on such limited procedures, the representations made in their report on the most recent audited financial statements of such Existing Warburg Fund remain true and correct.

         7.8. The Board of Directors of the RBB Fund, including a majority of the directors who are not "interested persons" of the RBB Fund (as defined by the 1940 Act), shall have determined that this Agreement and the transactions contemplated hereby are in the best interests of the RBB Fund and the Existing Warburg Fund and that the interests of the shareholders in the RBB Fund and the Existing Warburg Fund would not be diluted as a result of such transactions, and the RBB Fund shall have delivered to the New Warburg Fund at the applicable Closing, a certificate, executed by an officer, to the effect that the condition described in this subparagraph has been satisfied.


8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE NEW WARBURG FUND AND THE EXISTING WARBURG FUND.

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the New Warburg Fund, the RBB Fund on behalf of the Existing Warburg Fund shall, and if any of such conditions do not exist on or before the Closing Date with respect to the Existing Warburg Fund, the New Warburg Fund shall, at their respective option, not be required to consummate the transactions contemplated by this Agreement:

         8.1. The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding Shares of the Existing Warburg Fund in accordance with the provisions of the RBB Fund's Charter and applicable law and certified copies of the votes evidencing such approval shall have been delivered to the New Warburg Fund.

         8.2. On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state blue sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the New Warburg Fund or the RBB Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the New Warburg Fund or the Existing Warburg Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4. The Registration Statement and the New Warburg Fund Registration Statement shall each have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5. The RBB Fund, on behalf of the Existing Warburg Fund, shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Existing Warburg Fund's shareholders all of the fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

         8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to, and in form and substance satisfactory to, the RBB Fund, on behalf of the Existing Warburg Fund, and the New Warburg Fund, substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all or substantially all of the Existing Warburg Fund's assets in exchange for the New Warburg Fund Shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund will constitute a "reorganization" within the meaning of Section 368(a) of the Code and the New Warburg Fund and the Existing Warburg Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the New Warburg Fund upon the receipt of the assets of the Existing Warburg Fund solely in exchange for the New Warburg Fund Shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund; (c) no gain or loss will be recognized by the Existing Warburg Fund upon the transfer of the Existing Warburg Fund's assets to the New Warburg Fund in exchange for the New Warburg Fund Shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund or upon the distribution (whether actual or constructive) of the New Warburg Fund Shares to the Existing Warburg Fund's shareholders in exchange for their shares of the Existing Warburg Fund; (d) no gain or loss will be recognized by shareholders of the Existing Warburg Fund upon the exchange of their Existing Warburg Fund shares for the New Warburg Fund Shares and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund; (e) the aggregate tax basis for the New Warburg Fund Shares received by each of the Existing Warburg Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Existing Warburg Fund Shares held by such shareholder immediately prior to the Reorganization, and the holding period of the New Warburg Fund Shares to be received by each Existing Warburg Fund shareholder will include the period during which the Existing Warburg Fund Shares exchanged therefor were held by such shareholder (provided that the Existing Warburg Fund Shares were held as capital assets on the date of the Reorganization); and (f) the tax basis of the Existing Warburg Fund's assets acquired by the New Warburg Fund will be the same as the tax basis of such assets to the Existing Warburg Fund immediately prior to the Reorganization, and the holding period of the assets of the Existing Warburg Fund in the hands of the New Warburg Fund will include the period during which those assets were held by the Existing Warburg Fund.

         Notwithstanding anything herein to the contrary, neither the New Warburg Fund nor the RBB Fund may waive the conditions set forth in this paragraph 8.6.

9.  BROKERAGE FEES AND EXPENSES; OTHER AGREEMENTS

         9.1. The New Warburg Fund represents and warrants to the Existing Warburg Fund, and the RBB Fund on behalf of the Existing Warburg Fund represents and warrants to the New Warburg Fund, that there are no brokers or finders or other entities to receive any payments in connection with the transactions provided for herein.

         9.2. Warburg, Pincus Counsellors, Inc. ("Warburg") or its affiliates agrees to bear the expenses incurred in connection with the transactions contemplated by this Agreement, whether or not consummated (excluding extraordinary expenses such as litigation expenses, damages and other expenses not normally associated with transactions of the type contemplated by this Agreement). These expenses consist of: (i) expenses associated with preparing this Agreement, the Registration Statement and expenses of the shareholder meetings; (ii) preparing and filing the New Warburg Registration Statement covering the Fund Shares to be issued in the Reorganization; (iii) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the New Warburg Fund Shares to be issued in connection with the Reorganization; (iv) postage;
printing; accounting fees; and legal fees incurred in connection with the transactions contemplated by this Agreement; (v) solicitation costs incurred in connection with the shareholders meeting referred to in clause (i) above and paragraph 5.2 hereof and (vi) any other Reorganization expenses.

         9.3. (a) Warburg agrees to indemnify and hold harmless each person who on the Closing Date is a director or officer of the RBB Fund (a "Warburg Indemnified Party") from and against any and all direct and indirect
liabilities,   losses,   claims,   damages  and  expenses  (including,   without
limitation, reasonable attorneys' fees) ("Losses") incurred by a Warburg Indemnified Party and that arise from or relate to the operations commencing on the first business day after the Closing Date of the New Warburg Fund. This indemnification provision shall only cover Losses that have not been recovered by the Warburg Indemnified Party against the New Warburg Fund after a reasonable period of time following a written request to do so by the Warburg Indemnified Party.

         (b) Warburg's agreement to indemnify the Warburg Indemnified Parties pursuant to this paragraph 9.3 is expressly conditioned upon Warburg's being promptly notified of any action or claim brought against any such party after the Warburg Indemnified Party receives notice of the action. The failure of a Warburg Indemnified Party to notify Warburg shall not relieve Warburg from any liability that Warburg may have otherwise than on account of this indemnification agreement.

         (c) In case any action or claim shall be brought against any Warburg Indemnified Party and it shall timely notify Warburg of the commencement thereof, Warburg shall be entitled to participate in, and, to the extent that it shall wish to do so, to assume the defense thereof with counsel satisfactory to it. If Warburg opts to assume the defense of such action, Warburg will not be liable to the Warburg Indemnified Party for any legal or other expenses subsequently incurred by the Warburg Indemnified Party in connection with the defense thereof other than (1) reasonable costs of investigation or the furnishing of documents or witnesses and (2) all reasonable fees and expenses of separate counsel to such Warburg Indemnified Party if the Warburg Indemnified Party shall have concluded reasonably that representation of Warburg and the Warburg Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them in the conduct of the defense of such action.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1. The New Warburg Fund and the RBB Fund, itself and on behalf of the Existing Warburg Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement among the parties.

         10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

         11.1. This Agreement may be terminated at any time at or prior to the Closing Date by: (1) mutual agreement of the RBB Fund, on behalf of the Existing Warburg Fund, and the New Warburg Fund; (2) the RBB Fund, on behalf of the Existing Warburg Fund, in the event the New Warburg Fund shall, or the New Warburg Fund in the event the RBB Fund or the Existing Warburg Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or (3) the RBB Fund, on behalf of the Existing Warburg Fund, or the New Warburg Fund, or the New Warburg Fund in the event a condition herein expressed to be precedent to the obligations of the terminating party or parties has not been met and it reasonably appears that it will not or cannot be met.

         11.2. In the event of any such termination, there shall be no liability for damages on the part of either the New Warburg Fund or the RBB Fund, or their respective directors or officers, to the other party or parties.

12.  AMENDMENTS

         This Agreement may be amended, modified or supplemented in writing in such manner as may be mutually agreed upon by the authorized officers of the New Warburg Fund and the RBB Fund; provided, however, that following the meeting of the Existing Warburg Fund's shareholders called by the RBB Fund pursuant to paragraph 5.2 of this Agreement no such amendment may have the effect of changing the provisions for determining the number of the New Warburg Fund Shares to be issued to the Existing Warburg Fund's Shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES

         13.1. Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the RBB Fund and/or the Existing Warburg Fund at:

         Bellevue Park Corporate Center
         400 Bellevue Parkway
         Suite 100
         Wilmington, DE 19809
         Attention:  Edward Roach

         with a copy to:

         John N. Ake, Esq.
         Ballard Spahr Andrews & Ingersoll
         1735 Market Street, 51st Floor
         Philadelphia, PA  19101

or to the New Warburg Fund at:

         466 Lexington Avenue
         New York, NY 10017
         Attention:  Arnold M. Reichman
         with a copy to:

         Rose F. DiMartino, Esq.
         Willkie Farr & Gallagher
         153 East 53rd Street
         New York, NY 10022


14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

         14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested to by its Secretary or Assistant Secretary.

WARBURG, PINCUS____________________  FUND, INC.


By: ___________________________
         Name:
         Title:


Attest: _______________________



THE RBB FUND, INC., for itself and
 on behalf of the Warburg, Pincus
_________________ Fund


By: ___________________________
         Name:
         Title:


Attest: _______________________

SOLELY WITH RESPECT TO PARAGRAPHS 9.2 and 9.3:


WARBURG, PINCUS COUNSELLORS, INC.


By: ___________________________
         Name:
         Title:


Attest: _______________________

0055701.06


                                                               Schedule A


          Existing Warburg Fund                     New Warburg Fund
          ---------------------                     ----------------
 Warburg Pincus Growth &                            Warburg, Pincus Growth &
 Income Fund, a series of the RBB Fund              Income Fund, Inc.

 Warburg Pincus Class.......................        Common Shares

 Warburg Pincus Series 2
   Class....................................        Series 2 Shares

                                 PROSPECTUSES OF
                      WARBURG, PINCUS BALANCED FUND, INC.,
                               DATED MARCH  , 1996
                        ARE INCORPORATED BY REFERENCE TO
                         THE N-1A REGISTRATION STATEMENT

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION DOES NOT CONSTITUTE A PROSPECTUS.

                  SUBJECT TO COMPLETION, DATED FEBRUARY 1, 1996

             STATEMENT OF ADDITIONAL INFORMATION DATED MARCH   , 1996

                          Acquisition Of The Assets Of

                          WARBURG PINCUS BALANCED FUND
                       a separate investment portfolio of
                               THE RBB FUND, INC.
                         Bellevue Park Corporate Center
                              400 Bellevue Parkway
                                    Suite 100
                           Wilmington, Delaware 19809
                                 (302) 792-2555

                        By And In Exchange For Shares Of

                       WARBURG, PINCUS BALANCED FUND, INC.
                              466 Lexington Avenue
                          New York, New York 10017-3147
                                  1-800-WARBURG

                  This   Statement   of   Additional    Information,
relating specifically to the proposed transfer of all or substantially all of the assets of Warburg Pincus Balanced Fund (the "Existing Warburg Fund") of The RBB Fund, Inc. to Warburg, Pincus Balanced Fund, Inc. (the "New Warburg Fund") in exchange for shares of the New Warburg Fund and the assumption by the New Warburg Fund of liabilities of the Existing Warburg Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

         1.       Statement of Additional Information of the New Warburg Fund
                  dated March   , 1996.

         2. Annual Reports of the Existing Warburg Fund for the fiscal year ended August 31, 1995.

                  This Statement of Additional Information is not a prospectus. A Combined Prospectus/Proxy Statement, dated March , 1996, relating to the above-referenced matter may be obtained without charge by calling or writing the New Warburg Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with the Combined Prospectus/Proxy Statement.

                       STATEMENT OF ADDITIONAL INFORMATION
                                       OF
                              THE NEW WARBURG FUND,
                              DATED MARCH __, 1996,
                         IS INCORPORATED BY REFERENCE TO
                         THE N-1A REGISTRATION STATEMENT

                       WARBURG, PINCUS BALANCED FUND, INC.

                                     PART C

                                OTHER INFORMATION


Item 15.          Indemnification

                  The  response  to  this  item  is   incorporated   by
                  reference to "Plan of Reorganization" under the caption "Information About the Reorganizations" and to "Liability of Directors" under the caption "Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits  --  References  are  to  Registrant's
                  Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on January 30, 1996 (the "N-1A Registration Statement").

(1) Registrant's Articles of Incorporation are incorporated by reference to the N-1A Registration Statement.

(2) By-Laws of the Registrant are incorporated by reference to the N-1A Registration Statement.

(3)               Not Applicable.

(4) Form of Plan of Reorganization (included as Exhibit A to Registrant's Combined Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(5)               Not Applicable.

(6)               Form of Investment Advisory Agreement for Warburg, Pincus
                  Counsellors, Inc.*

(7)               Not Applicable.

(8)               Not Applicable.

(9)               Form of Custodian Agreements.*

(10)(a)           Form of Distribution Plan pursuant to Rule 12b-1 under the
                  1940 Act.*

(10)(b)           Form of Distribution Agreement.*

(10)(c)           Form of Services Agreements.*

(10)(d)           Form of 18f-3 Plan.*

(11)(a) Opinion and Consent of Willkie Farr & Gallagher, counsel to Registrant, with respect to validity of shares.*

(11)(b) Opinion of Venable, Baetjer and Howard, L.L.P., Maryland counsel to Registrant, with respect to validity of Shares.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)(a)           Form of Transfer Agency Agreement*.

(13)(b)           Form of Co-Administration Agreements.*

(14)              Consent of Coopers & Lybrand L.L.P.*

(15)              Not Applicable.

(16)              Not Applicable.

(17)(a)           Form of Proxy Card.

(17)(b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to the N-1A Registration Statement.


Item 17.          Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

---------------------
*        To be filed by amendment.

                                   SIGNATURES

                  As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York, on the 26th day of January, 1996.

                                   Warburg, Pincus Balanced
                                   Fund, Inc.


                                   By: /s/ Arnold M. Reichman
                                       Arnold M. Reichman
                                       President, Secretary and Director


                  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                               Title                                              Date
---------                               -----                                              ----
/s/ Arnold M. Reichman                  President, Secretary and Director            January 26, 1996
Arnold M. Reichman

/s/ Stephen Distler                     Vice President, Treasurer, Chief             January 26, 1996
Stephen Distler                         Accounting Officer and Chief
                                        Financial Officer


                                  EXHIBIT INDEX



References are to Registrant's Registration Statement on Form N-1A as filed with
the  Securities  and  Exchange   Commission  on  January  30,  1996  (the  "N-1A
Registration Statement").

Exhibit Number    Description
--------------    -----------

(1) Registrant's Articles of Incorporation are incorporated by reference to the N-1A Registration Statement.

(2) By-Laws of the Registrant are incorporated by reference to the N-1A Registration Statement.

(4)               Form of Plan of Reorganization
                  (included as Exhibit A to Registrant's
                  Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(6)               Form of Investment Advisory Agreement for Warburg
                  Pincus Counsellors, Inc.*

(9)               Form of Custodian Agreement.*

(10)(a)           Form of Distribution Plans pursuant to Rule 12b-1.*

(10)(b)           Form of Distribution Agreement.*

(10)(c)           Form of Services Agreements.*

(10)(d)           Form of 18f-3 Plan.*

(11)(a) Opinion and Consent of Willkie Farr & Gallagher, counsel to Registrant with respect to validity of shares.*

(11)(b) Opinion of Venable, Baetjer and Howard, L.L.P., Maryland counsel to Registrant, with respect to validity of Shares.*

(12)              Opinion and Consent of Willkie Farr &
                  Gallagher with respect to tax matters.*

(13)(a)           Form of Transfer Agency Agreement.*

(13)(b)           Forms of Co-Administration Agreements.*

(14)              Consent of Coopers & Lybrand L.L.P.*

(17)(a)           Form of Proxy Card.

(17)(b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to the N-1A Registration Statement.

-------------------
*        To be filed by amendment.

                 THE ANNUAL REPORTS, PROSPECTUSES AND STATEMENTS
                    OF ADDITIONAL INFORMATION OF THE EXISTING
                   WARBURG FUND ARE INCORPORATED BY REFERENCE
                   TO THE MOST RECENT FILINGS THEREOF BY
                             THE RBB FUND, INC.